Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

December 17, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on December 17, 2024 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

December 17, 2024.

Schedule “A”

Bitfarms Files Second Amended and Restated Prospectus Supplement for its Existing At-the-Market Equity Offering Program

-US$87 million remains on the ATM-

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (December 17, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms”, or the “Company”) a global Bitcoin vertically integrated company, announces that it has filed a second amended and restated prospectus supplement dated December 17, 2024 (the “Second A&R Prospectus Supplement”), amending and restating the prospectus supplement dated March 8, 2024 (the “March Supplement”), as first amended and restated by the prospectus supplement dated October 4, 2024 (the “October Supplement”) to the Company’s existing US$375 million base shelf prospectus dated November 10, 2023 (the “Base Shelf Prospectus” and, together with the Second A&R Prospectus Supplement, the “A&R Prospectus”). The Company is filing this Second A&R Prospectus Supplement to incorporate updated pro forma financial statements in respect of the proposed merger between the Company and Stronghold Digital Mining, Inc. (“Stronghold”), as first announced on August 21, 2024, and Stronghold’s financial statements for the three and nine months ended September 30, 2024.

As described in the Company’s press release dated March 8, 2024, the Company previously entered into an at-the-market offering agreement (the “ATM Agreement”) dated March 8, 2024 with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company has established an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$375 million. There is US$87 million remaining on the ATM. Sales of Common Shares, if any, through the Agent will be made through “at -the -market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market or another trading market for the shares in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the TSX or any other trading market in Canada. The ATM Program may be terminated by either party at any time.

The Company intends to use the net proceeds of the ATM Program, if any, primarily on capital expenditures to support the growth and development of the Company’s existing mining operations as well as for working capital and general corporate purposes.

Since the Common Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. To date, 128,888,346 Common Shares have been distributed by the Company for gross proceeds of approximately US$288 million pursuant to the ATM Agreement by means of the March Supplement and October Supplement, in the aggregate.

The offer and sale of the Common Shares under the ATM Program will be made only by means of the Second A&R Prospectus included within the Company’s U.S. registration statement on Form F-10 (File No. 333-272989) filed with the U.S. Securities and Exchange Commission on March 8, 2024 (the “Registration Statement”). The A&R Prospectus is available on the Company’s SEDAR+ profile at http://www.sedarplus.ca/www.sedarplus.ca and the A&R Prospectus and Registration Statement are available on the SEC’s EDGAR website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the ATM Program and any sales of the Common Shares thereunder and proceeds to the Company therefrom, as well as the potential use of such proceeds, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; there is no guarantee that the Company will be able to complete the acquisition of Stronghold Digital Mining, Inc. on the terms as announced, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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